UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Lithium Americas Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

53681J103

(CUSIP Number)

John S. Kim

General Motors Holdings LLC

300 Renaissance Center, Detroit, MI 48265

(313) 667-2303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53681J103	13D/A	Page 2 of 7

1	NAME OF REPORTING PERSON GENERAL MOTORS HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 86,998,719(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 86,998,719(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,998,719(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.00%(2)
14	TYPE OF REPORTING PERSON OO

(1)

General Motors Holdings LLC (“GM Holdings”) is the record holder of 15,002,243 common shares, without par value (“Common Shares”), of Lithium Americas Corp. (the “Issuer”), issued pursuant to the Separation, and the beneficial owner of up to an additional 71,996,476 Common Shares issuable pursuant to the Tranche 2 Subscription Agreement, dated October 3, 2023, between the Issuer and GM Holdings (the “Tranche 2 Subscription Agreement”). This Schedule 13D assumes completion of the Transaction (as defined below) pursuant to the Tranche 2 Subscription Agreement for the maximum number of Common Shares the Reporting Persons may acquire as of the date.

GM Holdings is a wholly owned subsidiary of General Motors Company (“GM”). GM may be deemed to share beneficial ownership over the Common Shares directly or beneficially owned by GM Holdings.

(2)

The percentage set forth in Row 13 assumes completion of the Transaction pursuant to the Tranche 2 Subscription Agreement for the maximum number of Common Shares the Reporting Persons may acquire based on a total of 217,999,254 Common Shares outstanding as of August 14, 2024, as disclosed in the Issuer’s Management’s Discussion and Analysis filed on Form 6-K on August 14, 2024.

CUSIP No. 53681J103	13D/A	Page 3 of 7

1	NAME OF REPORTING PERSON GENERAL MOTORS COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 86,998,719(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 86,998,719(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,998,719(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.00%(2)
14	TYPE OF REPORTING PERSON CO

(1)

GM Holdings is the record holder of 15,002,243 Common Shares issued pursuant to the Separation, and the beneficial owner of up to an additional 71,996,476 Common Shares issuable pursuant to the Tranche 2 Subscription Agreement. This Schedule 13D assumes completion of the Transaction (as defined below) pursuant to the Tranche 2 Subscription Agreement for the maximum number of Common Shares the Reporting Persons may acquire as of the date hereof.

GM Holdings is a wholly owned subsidiary of GM. GM may be deemed to share beneficial ownership over the Common Shares directly or beneficially owned by GM Holdings.

(2)

The percentage set forth in Row 13 assumes completion of the Transaction pursuant to the Tranche 2 Subscription Agreement for the maximum number of Common Shares the Reporting Persons may acquire based on a total of 217,999,254 Common Shares outstanding as of August 14, 2024, as disclosed in the Issuer’s Management’s Discussion and Analysis filed on Form 6-K on August 14, 2024.

CUSIP No. 53681J103	13D/A	Page 4 of 7

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D relates to the common shares, without par value (“Common Shares”), of Lithium Americas Corp., a corporation organized and existing under the laws of the Province of British Columbia (the “Issuer”), and amends the initial statement on Schedule 13D, filed on October 12, 2023 (the “Prior Statement,” and as amended by this Amendment No. 1, the “Schedule 13D”), by General Motors Holdings LLC, a Delaware limited liability company (“GM Holdings”), and General Motors Company, a Delaware corporation (“GM” and, collectively, the “Reporting Persons”).

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Prior Statement. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Prior Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

All of the Common Shares reported herein as beneficially owned by the Reporting Persons were acquired or are acquirable pursuant to the Master Purchase Agreement, dated January 30, 2023 (the “Master Purchase Agreement”), between Old LAC and GM Holdings, relating to an aggregate investment by GM Holdings of US$650 million in Old LAC and the Issuer (the “Transaction”). In connection with the Separation, the Issuer became a party to the Master Purchase Agreement. The Transaction was structured in two tranches. The first tranche was completed prior to the Separation and the second tranche remains to be completed, as further described below.

Tranche 1

In the first tranche of the Transaction, GM Holdings acquired 15,002,243 common shares of Old LAC (“Old LAC Shares”) at a price of US$21.34 per share for gross proceeds to Old LAC of approximately US$320 million. In connection with the Separation, each issued and outstanding Old LAC Share converted into one common share of Remainco and one Common Share of the Issuer. Accordingly, GM Holdings owns of record, and GM may be deemed to beneficially own, 15,002,243 Common Shares.

Tranche 2

In connection with the Separation on October 3, 2023, the Issuer executed a Tranche 2 Subscription Agreement with GM Holdings (the “Tranche 2 Subscription Agreement”) providing for the issuance of approximately US$330 million of Common Shares at a price equal to the five-day volume-weighted average price for Common Shares on the New York Stock Exchange preceding the date that the Issuer delivers notice of satisfaction of the Tranche 2 closing conditions, subject to a maximum price of US$17.3601 (“Tranche 2”). Completion of Tranche 2 is subject to several conditions, including the Issuer demonstrating that it has secured sufficient funding to complete the development of Phase 1 of the Thacker Pass Project. The Tranche 2 closing conditions may be waived by GM Holdings in its sole discretion.

Under the Tranche 2 Subscription Agreement, GM Holdings is not permitted to acquire Common Shares in excess of the lower of (a) 30% of the Issuer’s issued and outstanding Common Shares and (b) the number of Common Shares that would result in GM Holdings consolidating its interest in the Issuer in its financial statements (estimated to be greater than 30%).

Assuming completion of the Transaction pursuant to the Tranche 2 Subscription Agreement as of the date hereof:

•

the maximum number of Common Shares the Reporting Persons may acquire is 71,996,476 Common Shares, which, together with the 15,002,243 Common Shares previously acquired, would equal 30.00% of the Issuer’s issued and outstanding Common Shares; and

•

the minimum number of Common Shares the Reporting Persons may acquire, assuming the maximum price of US$17.3601 per Common Share, is 19,000,590 Common Shares, which, together with the 15,002,243 Common Shares previously acquired, would equal 14.35% of the Issuer’s issued and outstanding Common Shares.

As noted above, however, the actual number of Common Shares the Reporting Persons may acquire pursuant to the Tranche 2 Subscription Agreement is dependent upon the five-day volume-weighted average price for Common Shares on the New York Stock Exchange preceding the date that the Issuer delivers notice of satisfaction of the Tranche 2 closing conditions.

CUSIP No. 53681J103	13D/A	Page 5 of 7

On August 29, 2024, GM Holdings and the Issuer entered into a letter agreement (the “Letter Agreement”) under which the parties agreed to extend the outside date for the Tranche 2 Subscription Agreement to December 31, 2024, and to refrain from taking certain actions in connection with the Tranche 2 Subscription Agreement for the period beginning on August 29, 2024 and ending on December 31, 2024. Among other things, the Letter Agreement provides that, during such period, neither party shall deliver a written notice to the other party terminating the Tranche 2 Subscription Agreement pursuant to the terms and conditions set forth in the Tranche 2 Subscription Agreement, and, except in certain circumstances discussed below, the Issuer shall not deliver to GM Holdings a notice of satisfaction of the Tranche 2 closing conditions, and neither party will waive the Tranche 2 closing conditions, set a closing date, or close the Tranche 2 subscription. During this time, the parties will consider possible alternatives to the structure of the Tranche 2 investment, which may include an investment that does not involve the acquisition of Common Shares of the Issuer. The Letter Agreement provides that during the period from and after December 10, 2024, GM Holdings may notify the Issuer of its desire to close the Tranche 2 subscription agreement, subject to the satisfaction of certain conditions precedent to the Issuer’s obligations thereto. The Letter Agreement also provides that from and after December 20, 2024, subject to the satisfaction of certain conditions, the Issuer may deliver to GM Holdings a notice of satisfaction of the Tranche 2 closing conditions, in which case the parties will close the Tranche 2 subscription, which will be accompanied by the grant to GM Holdings of additional rights.

This summary is qualified in its entirety by reference to the Master Purchase Agreement, the Tranche 2 Subscription Agreement, and the Letter Agreement, copies of which are filed as Exhibits 10.1, 10.2, and 10.5 respectively, and incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The acquisition and beneficial ownership of the Common Shares by the Reporting Persons were undertaken for investment purposes and in connection with the development of the Thacker Pass Project and the Offtake Agreement described in Item 6, below.

The information contained in Items 3 and 6 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, results of operations, business and prospects, the market price of the Common Shares, conditions in securities markets generally and in the market for shares of companies like the Issuer, general economic and industry conditions, and other factors that the Reporting Persons deem relevant to their investment decisions. As described in Item 3, GM Holdings and the Issuer are currently considering and may, from time to time or at any time, consider alternatives to the Tranche 2 investment. Except as otherwise disclosed in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, based on such evaluations and subject to the terms of the agreements between GM Holdings and the Issuer, the Reporting Persons may, from time to time or at any time: (i) acquire additional Common Shares and/or other equity, debt, notes, instruments, or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of the Reporting Persons to this Schedule 13D are incorporated by reference herein.

The maximum aggregate percentage of beneficial ownership of each of GM Holdings and GM is approximately 30.00% of the issued and outstanding Common Shares of the Issuer. The percentage of the Common Shares beneficially owned is based on a total of 217,999,254 Common Shares outstanding as of August 14, 2024, as disclosed in the Issuer’s Management’s Discussion and Analysis filed on Form 6-K on August 14, 2024, and assumes completion of the Transaction for the maximum number of Common Shares the Reporting Persons may acquire as of the date hereof, as described in Item 3 of this Schedule 13D.

CUSIP No. 53681J103	13D/A	Page 6 of 7

To the knowledge of the Reporting Persons, none of the persons listed on Exhibit 99.2 have any beneficial ownership of any Common Shares.

(c) Except for the transactions described in response to Item 4 above, which information is hereby incorporated by reference, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.2, have effected any transactions that may be deemed to be a transaction in the Common Shares during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

10.1	Master Purchase Agreement, dated January 30, 2023, between Remainco and GM Holdings (incorporated by reference to Exhibit 4.1 to the Issuer’s Amendment No. 3 to Form 20-F and filed with the SEC on September 27, 2023)

10.2	Tranche 2 Subscription Agreement, dated October 3, 2023, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.13 to the Issuer’s Report on Form 6-K for the month of October 2023 and filed with the SEC on October 5, 2023)

10.3	Offtake Agreement, dated February 16, 2023, between Remainco and GM Holdings (incorporated by reference to Exhibit 4.8 to the Issuer’s Amendment No. 3 to Form 20-F and filed with the SEC on September 27, 2023)

10.4	Investor Rights Agreement, dated October 3, 2023, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.14 to the Issuer’s Report on Form 6-K for the month of October 2023 and filed with the SEC on October 5, 2023)

10.5	Letter Agreement, dated August 29, 2024, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K filed with the SEC on September 3, 2024)

99.1	Joint Filing Agreement, dated September 3, 2024, by and between the Reporting Persons

99.2	Directors and Executive Officers of GM and GM Holdings

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2024

GENERAL MOTORS HOLDINGS LLC

/s/ John S. Kim
Name: John S. Kim
Title: Assistant Secretary

GENERAL MOTORS COMPANY

/s/ John S. Kim
Name: John S. Kim
Title: Assistant Corporate Secretary